February 29, 2024 Investor Presentation Fidelis Insurance Group

This press release (including the documents incorporated herein) contains, and our officers and representatives may from time to time make (including on our related conference call), "forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (“PSLRA”). Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "predict," "potential," "assumption," "future," "likely," "may," "should," "could," "will" and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Examples of forward-looking statements include, among others, statements we make in relation to: discussion relating to net income and net income per share; expected operating results, such as revenue growth and earnings; our expectations regarding our strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings. Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening; expected growth across our portfolio; the availability of outwards reinsurance and capital resources as required; the development and pattern of earned and written premiums impacting embedded premium value; changes in accounting principles or the application thereof; the level of underwriting leverage; the level and timing of catastrophe and other losses and related reserves on the business we underwrite; the performance of our investment portfolios; our strategic relationship with Fidelis MGU; the maintenance of financial strength ratings; the impact of global geopolitical and economic uncertainties impacting the lines of business we write; the impact of tax reform and insurance regulation in the jurisdictions where our businesses are located; and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s final IPO prospectus filed pursuant to Rule 424(b)(4) (Registration No. 333-271270) with the SEC on June 30, 2023 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of Fidelis MGU, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. RPI Measure Renewal price index (RPI) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording. Safe Harbor Statement 2

A leading global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions Fidelis Insurance Group: At a Glance 18% Reinsurance 20% Bespoke 62% Specialty Financial Highlights ■ Diverse portfolio serving 11 classes of business across our three segments ■ Well-positioned to benefit from sustained hard market conditions ■ Shorter-tail lines with optimized natural catastrophe exposure and no casualty exposure ■ Leveraging strategic relationships and nimble underwriting to drive market-leading loss ratios $3.6bn Gross premiums written in 2023 18.6% GPW growth YoY in 2023 82.1% Combined Ratio in 2023 $10.0bn Total Assets 18.8% Operating ROAE(1) in 2023 $4.3bn Cash & Invested Assets Business Mix(2) $9.9bn Total Assets A AM Best(3) Stable Outlook A- S&P(3) Stable Outlook A3 Moody’s(3) Stable Outlook Note: (1) Operating ROAE is a non-US GAAP financial measure and is calculated as operating net income divided by adjusted average common shareholders’ equity. See Important Notice and Appendix for reconciliation. (2) Business mix based on 2023 full year Gross Premiums Written. (3) Financial Strength Rating. 3

Fidelis Insurance Group: Strategic Objectives 4 $9.9bn Total Assets Expanding our premium volume and capital base to capitalize on attractive opportunities in a favorable market environment Profitable Underwriting • Be recognized as a thought leader and global leader in specialty insurance • Serve as lead underwriter across business lines • Consistently generate industry leading combined ratio • Maintain flexibility to manage through the cycle with less volatility Efficient Operations Active Capital Management • Commitment to actively manage capital through the cycle to support profitable growth • Maintain appropriate capital levels to optimize ROAE(1), BVPS, and shareholder returns • Consistent and robust approach to reserving, as evidenced through reserve releases every year since inception • Further invest in internal functionality to strengthen position as the provider of choice • Sustain strong alignment with our strategic partners to ensure the delivery of a diversified portfolio across our targeted classes of business Note: (1) ROAE is a non-US GAAP financial measure and is calculated as net income divided by adjusted average common shareholders’ equity. See Important Notice and Appendix for reconciliation.

Fidelis Insurance Group: Vision & Values 5 Diversity RespectCuriosity We cultivate a culture of empowerment, accountability, and self-direction within our organization We foster an inclusive and community-orientated culture which recognizes that strength lies in unity and a shared sense of purpose among all stakeholders Our culture values expertise, encourages intellectual curiosity, and fosters a dynamic environment where individuals can explore new possibilities AUTONOMY CONNECTED EXPERT Building on our foundation of innovation, risk management, and industry expertise to create value for our shareholders, colleagues, and partners Proven risk & capital management Sustained risk- adjusted returns over multiple cycles Superior underwriting discipline Leveraging strategic partnerships Long-term capital custodians Vision Brand Differentiators Employee Values

Strategic & Financial Overview

Why Invest in Fidelis Insurance Group 7 High quality, mature, and well positioned specialty insurance portfolio with historical best-in-class performance Strong premium growth in attractive lines capitalizing on hard market conditions Proven track record of delivering market-leading combined ratios Robust capital position with a disciplined and nimble approach to capital management, including returning capital to shareholders Deep and highly experienced leadership team with extensive underwriting, capital, and investment management expertise High quality book of specialty insurance business that creates value through the cycle by delivering consistent returns to shareholders

Long-Term Shareholder Value Creation Framework 8 Capital Management Maximizing value for shareholders by growing book value, generating consistent returns, and optimizing capital management 13-15%(1) targeted through the cycle Underwriting Profitability Investment Returns Mid to High 80s% Combined Ratio Mid–Single Digit Net Investment and New Money Yields Actively manage capital through the cycle to drive growth, maintain financial strength, and create value for shareholders Operating ROAE Note: (1) This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2.

Property Reinsurance 17% Other Bespoke 6% Credit & Political Risk 14% Specialty Other 1% Property 2%Energy 5% Aviation & Aerospace 10% Marine 19% Property D&F 25% $3.6B A High Quality, Mature, and Well-Positioned Portfolio 2023 Gross Premiums Written SPECIALTY $2,241m (62%) REINSURANCE $617m (18%) BESPOKE $720m (20%) • Scale position across traditional specialty lines • 30 years+ of trading relationships • Highly flexible approach • Lead market across every deal with innovative coverage programs tailored to transaction facilitation • Low attrition loss exposure • Focused property catastrophe (cat) book • Sophisticated data and pricing capabilities Other Reinsurance 1% 9

Driving Strong Premium and BVPS Growth $16.24 $20.69 YE 2022 YE 2023 GPW ($bn) $3.0 $3.6 FY 2022 FY 2023 +19% YoY Book Value Per Diluted Common Share +27% YoY 10 Continued Compounding Rate Increases Specialty Bespoke(3) Reinsurance Investments(4) +130.4% RPI(2) in 2023 +106.5% RPI(2) in 2023 +172.5% RPI(2) in 2023 3.0% Net Investment Return 4.5% New Money Yield Note: (1) As of the Separation Transactions on January 3, 2023. (2) RPIs defined as annual renewal price increases, or the annual percentage change in renewal prices. (3) RPIs for Bespoke are not as informative as other segments given the composition of the portfolio with predominately non recuring transactions. (4) Net investment return is for the full year ended December 31, 2023 and new money yield as of December 31, 2023. (1)

Delivering Market-leading Combined Ratios 11 Combined Ratio (2021-2023) Note: (1) Average calculated from peer group including Axis, Everest, Conduit, Markel, W.R. Berkley, Beazley, Lancashire and Hamilton. For Conduit, figures are on a IFRS 4 basis for 2021 and IFRS 17 basis for 2022 and 2023; (2) 2023 peer average excludes Beazley, Lancashire and Hamilton as yet to report 2023 results. 60.1% 55.3% 38.1% 21.6% 25.6% 27.2% 12.3% 11.3% 11.0% 4.5% 93.0% 91.9% 82.1% 64.7% 64.8% 62.6% 22.2% 19.9% 16.8% 13.2% 11.0% 10.8% 100.1% 95.7% 90.2% Loss Ratio Policy Acquisition Expense Ratio MGU Commission General & Administrative Expense Ratio FIHL Peers(1) 2021 FIHL Peers(1) 2022 FIHL Peers(1,2) 2023 FIHL combined ratio outperforms peer group(1) by 6.3%pts on average

1% Other Investments 44% Corporates(1) 17% US Treasuries 4% Agency MBS Diversified Investment Portfolio <1% BB 17% BBB 35% A 36% AA 12% AAA 12 2.0yrs Duration $3.3bn Fixed Income Portfolio ~82% Rated A- or Better A+ Average Credit Quality $4.3bn Total Cash and Investments 40% Cash and US Government Securities Asset Allocation Fixed Income Portfolio Credit Quality As of December 31, 2023 As of December 31, 2023 Conservative portfolio earning attractive market yields Strategy focused on delivering attractive and stable investment income while targeting an above- average risk-adjusted total return through all market cycles 11% Other ABS 23% Cash Note: (1) Includes Quasi Government and Non US-Government securities.

A Robust Capital Position and Disciplined Approach to Capital Allocation 13 Capital Strength and Balance Sheet Scale ■ Committed to proactively managing and allocating capital to maintain financial strength and drive profitable underwriting ■ Total long-term debt and preference securities of $507 million, resulting in a debt-to-total capital ratio of 17.1% ■ Total capital of $3.0 billion ■ Ample liquidity to pursue growth goals and return capital to shareholders  $50 million share repurchase authorization  Quarterly dividend of $0.10 per Common Share, equating to a dividend yield of 2.7%(1) Strong Liquidity and Disciplined Capital Allocation $9.9bn Total Assets A AM Best Financial Strength Rating Stable Outlook A- S&P Financial Strength Rating Stable Outlook A3 Moody’s Financial Strength Rating Stable Outlook As of December 31, 2023 ($ in millions) Note: (1) Based on FIHL share price as of February 28,2024.

Deep and Highly Experienced Management Team

FIDELIS
INSURANCE GROUP



Dan Burrows
Group CEO & Director
35+ Years of Experience

- Fidelis
- Benfield
- AON



Warrick Beaver
Chief People Officer
25+ Years of Experience

- Thomson Reuters



Denise Brown-Branch
Group COO
25+ Years of Experience

- Fidelis
- Bluefin



Andrew Coffey
CEO, Ireland
25+ Years of Experience

- Standard Club
- Central Bank of Ireland



Allan Decleir
Group CFO & Director
35+ Years of Experience

- Platinum Underwriters
- EY



Hannah Greenwood
Chief of Staff
10+ Years of Experience

- Ardonagh Group
- Ed
- Lloyd's



Ian Houston
Group CUO
35+ Years of Experience

- Partner RE



Miranda Hunter
Head of Investor Relations
20+ Years of Experience

- Axis
- Aeolus
- Validus Holdings



Mike Pearson
Group CRO
35+ Years of Experience

- Fidelis
- Lancashire
- Lloyd's



Jonathan Strickle
Group Chief Actuary
15+ Years of Experience

- Fidelis
- China RE
- EY



Janice Weidenborner
Group Chief Legal Officer
35+ Years of Experience

- Weston Insurance
- SiriusPoint
- Ariel Re
- ACE

14

Underwriting Platform Facilitates Reliable Access to Attractive Risk 15 Long-term strategic partnership with Fidelis MGU creates significant benefits: Access to Premier Underwriting Talent Standalone MGU with strong distribution partners and relationships Dynamic Portfolio Construction Unmatched agility enables real- time responsiveness to market trends Lead Underwriter Across Deals Strong industry positioning enables Fidelis to serve as a “price maker” not a “price taker” Superior Underwriting Discipline Close collaboration with Fidelis MGU to actively shape the inwards and outwards portfolio FIHL’s Chief Underwriting Officer and members of the FIHL underwriting team participate in daily underwriting calls with the MGU and oversee underwriting strategy and execution Rolling 10-year agreement ensures long-term continuity and access to Fidelis MGU underwriting

Well-Positioned to Deliver Sustainable Profitable Growth 16 Attractive Pipeline Underwriting Profitability at Scale  Strong continued organic growth driven by differentiated positions and attractive market conditions  Earnout of existing profitable unearned premium reserve (Bespoke/Specialty)  Industry leading combined ratio and efficient capital deployment  Expect consistent future profitability from a diversified book of business Capital Management & Investment  Thoughtful and disciplined approach to risk and capital allocation and deployment  Short duration portfolio drives potential for opportunistic reinvestment Targeting delivery of Operating ROAE of 14-16%(1) in 2024 Note: (1) This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2.

Financial Results & Segment Overviews

2023 Fourth Quarter Highlights 18 Q4 2022Q4 2023 $595M$784MGross Premiums Written $408M$508MNet Premiums Earned 66.2%81.4%Combined Ratio 27.2%23.6%Annualized Operating ROAE (1) $17M$39MNet Investment Income $0.60$1.93Diluted EPS $0.65$1.15Operating EPS (1) $16.24 (3)$20.69 (2)Diluted Book Value Per Share Key Takeaways • Delivered a strong end to an outstanding year with a combined ratio of 81.4% and an annualized operating ROAE of 23.6%. • Robust top line growth with gross premiums written up 32% year-over-year driven by Specialty and Bespoke. • Net investment income increased meaningfully as the short duration nature of our portfolio enables us to reinvest at higher rates. • BVPS increased 27.4% year-over-year Note: (1) Operating ROAE and Operating EPS are non-US GAAP financial measures. See Important Notice and Appendix for reconciliation. (2) As of December 31, 2023. (3) As of the Separation Transactions on January 3, 2023.

2023 Full Year Highlights 19 20222023 $3,018M$3,579MGross Premiums Written $1,501M$1,833MNet Premiums Earned 91.9%82.1%Combined Ratio 4.5%18.8%Operating ROAE (1) $41M$120MNet Investment Income $0.26$18.65Diluted EPS $0.45$3.49Operating EPS (1) $16.24 (3)$20.69 (2)Diluted Book Value Per Share Key Takeaways • Continued track record of excellent performance with a combined ratio of 82.1%, a 9.8 point improvement vs. 2022. • Operating ROAE improved to 18.8% driven by lower cat and large losses and higher net investment income. • Achieved broad-based underwriting gains with gross premiums written up 19% year- over-year driven primarily by Specialty. • Net investment income increased meaningfully as the short duration nature of our portfolio enables us to reinvest at higher rates. Note: (1) Operating ROAE and Operating EPS are non-US GAAP financial measures. See Important Notice and Appendix for reconciliation. (2) As of December 31, 2023. (3) As of the Separation Transactions on January 3, 2023.

Specialty Overview 20 ■ Focused on traditional specialty business where we take significant positions in the major lines, including Property Direct & Facultative, Marine, and Aviation and Aerospace ■ Industry leading results including expected mid-40%’s loss ratio ■ Attractive pricing we saw in 2023 has carried over into the start of 2024, and we are positioned to take advantage of opportunities in the market $1,121 $1,616 $2,241 $372 $423 $0 $500 $1,000 $1,500 $2,000 $2,500 2021 2022 2023 4Q22 4Q23 38.6% 59.9% 48.5% 39.3% 49.7% 20.4% 22.3% 24.0% 24.8% 18.5% 59.0% 82.2% 72.5% 64.1% 68.2% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2021 2022 2023 4Q22 4Q23 Loss Ratio Policy Acquisition Expense Ratio Segment Highlights Gross Premiums Written $ in millions Underwriting Ratio Note: (1) MGU fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs. (1)

Bespoke Overview 21 ■ Focused on highly tailored, specialized products that facilitate underlying transactions and offer enhanced capital efficiencies ■ The risks we underwrite yield strong returns, including highly attractive loss ratios expected to be mid- 30%’s ■ Premiums written do not follow a regular predictable schedule like the Specialty and Treaty books $595 $796 $720 $223 $353 $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 2021 2022 2023 4Q22 4Q23 Gross Premiums Written $ in millions Underwriting Ratio 27.8% 30.9% 24.5% 22.0% 20.5% 32.7% 35.2% 37.4% 38.5% 37.1% 60.5% 66.1% 61.9% 60.5% 57.6% 0% 10% 20% 30% 40% 50% 60% 70% 80% 2021 2022 2023 4Q22 4Q23 Loss Ratio Policy Acquisition Expense Ratio 0 Segment Highlights (1) Note: (1) MGU fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs.

Reinsurance Overview 22 ■ Focused on a strategically selected property catastrophe book, optimized to reflect our view of risk allowing Fidelis Insurance to manage exposures and minimize volatility ■ Positioned to take advantage of increased demand for coverage without increasing portfolio exposures or compromising our view of risk and expect low-40%’s loss ratio Gross Premiums Written $1,085 $606 $617 $1 $8 $0 $200 $400 $600 $800 $1,000 $1,200 2021 2022 2023 4Q22 4Q23 $ in millions Underwriting Ratio 113.7% 76.0% 9.3% -4.5% 3.9% 15.5% 22.4% 27.2% 35.7% 30.3% 129.2% 98.4% 36.5% 31.2% 34.2% -10% 10% 30% 50% 70% 90% 110% 130% 150% 2021 2022 2023 4Q22 4Q23 Loss Ratio Policy Acquisition Expense Ratio Segment Highlights (1) Note: (1) MGU fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs.

Appendix

Non-GAAP Financial Measures Reconciliation 24

This Presentation includes certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”) including operating net income, operating EPS, operating return on average common equity, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable GAAP figures are included in the attached financial information in accordance with Regulation G. Operating Net Income Operating net income is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding net gain on distribution of Fidelis MGU, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax (benefit)/expense on these items and the 2023 establishment of a net deferred tax asset related to the enactment of Bermuda’s new corporate income tax. Return on Average Common Equity Return on average common equity (“ROAE”) represents net income divided by average common shareholders’ equity. Operating Return on Average Common Equity Operating return on average common equity (“Operating ROAE”) is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity. Operating Net Income per Diluted Share Operating net income per diluted share (“Operating EPS”) is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the Group’s results in a manner similar to how management analyzes the Group’s underlying business performance. Operating EPS is calculated by dividing operating net income by the diluted weighted average common shares outstanding. Operating Return on Opening Common Equity Operating return on opening common equity (“Operating ROE”) is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity Use of Non-GAAP Financial Measures 25

Investor Inquiries: Miranda Hunter (441) 279 2561 miranda.hunter@fidelisinsurance.com